SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
Rule 13e-3 Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934

Clarkston Financial Corporation
(Name of the Issuer and Person Filing Statement)

Clarkston Financial Corporation
(Name of Issuer and Person Filing Statement)

Common Stock, No par value
(Title of Class of Securities)

182236-10-9
(CUSIP Number of Class of Securities)

J. Grant Smith
Chief Executive Officer
Clarkston Financial Corporation
6600 Highland Road, Suite 24, Waterford, Michigan 48327
(248) 922-6940
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Person Filing Statement)

Copies of Communications to:
Harvey Koning
Varnum, Riddering, Schmidt & Howlett LLP
333 Bridge St., NW, Suite 1700, Grand Rapids, Michigan 49504
(616) 336-6000

This statement is filed in connection with (check the appropriate box):

a.	[ X ]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	[_]	The filing of a registration statement under the Securities Act of 1933.
c.	[_]	A tender offer.
d.	[_]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    [ X ]

Check the following box if the filing is a final amendment reporting the results of the transaction:    [_]

CALCULATION OF FILING FEE

Transaction Valuation [1] $83,540	Amount of Filing Fee $39.30

(1)	Pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934 (the “Exchange Act”), this is the value of the securities proposed to be acquired, which consists of the estimated $83,540 of cash to be paid in lieu of the issuance of fractional shares of common stock.

[_]	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: N/A Form or Registration No.: N/A	Filing party: N/A Date filed: N/A

RULE 13e-3 TRANSACTION STATEMENT

INTRODUCTION

This Rule 13e-3 Transaction Statement is being filed by Clarkston Financial Corporation, a Michigan corporation (the “Company”), pursuant to Section 13(e) of the Exchange Act and Rule 13e-3 thereunder. The Company is submitting to its shareholders a proposal to approve and adopt two amendments to the Company’s Articles of Incorporation providing for: (i) a 1-for-111 reverse stock split of the Company’s common stock, (ii) a cash payment of $10.00 per pre-split share to any shareholder who would not be entitled to receive at least one whole share of common stock in connection with the reverse stock split (in lieu of receiving a fractional share), and (iii) a 111-for-1 forward stock split of the Company’s common stock (collectively, the “Recapitalization”). The effect of the Recapitalization will be to reduce the number of shareholders of record to less than 300, which will allow the Company to suspend its reporting obligations under Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Recapitalization is upon the terms and subject to the conditions set forth in the preliminary proxy statement for a Special Meeting of the Company’s shareholders scheduled to be held on March [•], 2008, filed concurrently with this Schedule 13E-3 pursuant to Regulation 14A under the Exchange Act (the “Proxy Statement”). The information in the Proxy Statement, including all exhibits thereto, together with the accompanying proxy card, is expressly incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by the Proxy Statement and exhibits thereto, including the accompanying proxy card.

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2. Subject Company Information

(a)	Name and Address. The name of the subject company is Clarkston Financial Corporation (the “Company”). The Company is a Michigan corporation with its principal executive offices located at 6600 Highland Road, Suite 24, Waterford, Michigan 48327. The Company’s telephone number is (248) 922-6940.

(b)	Securities. The subject class of equity securities is the Company’s common shares, no par value (the “Common Shares”). As of January 10, 2008, there were 1,273,634 Common Shares issued and outstanding.

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the caption “OTHER INFORMATION — Market Price and Dividend Information” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Proxy Statement under the caption “OTHER INFORMATION — Market Price and Dividend Information” is incorporated herein by reference.

(e)	Prior Public Offerings. The Company has not made an underwritten public offering of the Common Shares during the past three years.

(f)	Price Stock Purchases. During the past two years, the Company has not repurchased any of its Common Shares.

Item 3. Identity and Background of Filing Person

(a)	Name and Address. The filing person, Clarkston Financial Corporation, is also the subject company, with its address and telephone number provided in Item 2 above. See Item 3(c) below for the names of the Company’s directors and executive officers. The business address of each director and executive officer of the Company is c/o Clarkston Financial Corporation, 6600 Highland Road, Suite 24, Waterford, Michigan 48327. The business telephone of each director and executive officer of the Company is c/o Clarkston Financial Corporation, (248) 922-6940.

(b)	Business and Background of Entities. Not applicable.

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the caption “BACKGROUND INFORMATION ABOUT OUR DIRECTORS AND EXECUTIVE OFFICERS” is incorporated herein by reference.

Item 4. Terms of The Transaction

(a)(1)	Tender Offers. Not applicable.

(a)(2)	Mergers or Similar Transactions. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Purposes and Reasons for the Recapitalization,” “SPECIAL FACTORS — Material Differences in the Rights of Shareholders,” “FEDERAL INCOME TAX CONSEQUENCES OF THE RECAPITALIZATION” and “DESCRIPTION OF THE RECAPITALIZATION — Vote Required” is incorporated herein by reference.

(c)	Different Terms. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Material Differences in the Rights of Shareholders” is incorporated herein by reference.

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the caption “DESCRIPTION OF RECAPITALIZATION — Dissenters’ Rights” is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders. None.

(f)	Eligibility for Listing of Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the Proxy Statement under the caption “SECURITIES AGREEMENTS AND TRANSACTIONS WITH CERTAIN RELATED PERSONS” is incorporated herein by reference.

(b)	Significant Corporate Events. Not applicable.

(c)	Negotiations or Contacts. Not applicable.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the caption “SECURITIES AGREEMENTS AND TRANSACTIONS WITH CERTAIN RELATED PERSONS” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The fractional shares purchased by the Company in the Recapitalization will be retired and returned to the status of authorized but unissued Common Shares.

(c)	Plans. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET” and “SPECIAL FACTORS — Effects of the Recapitalization on the Company” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET” and “SPECIAL FACTORS — Purposes of and Reasons for the Recapitalization” is incorporated herein by reference.

(b)	Alternatives. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Alternatives Considered” is incorporated herein by reference.

(c)	Reasons. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET” and “SPECIAL FACTORS — Purposes of and Reasons for the Recapitalization” is incorporated herein by reference.

(d)	Effects. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Effects of the Recapitalization on the Company,” “SPECIAL FACTORS — Effects of the Recapitalization on Our Shareholders,” “SPECIAL FACTORS— Effects of the Recapitalization on Our Directors and Officers,” “SPECIAL FACTORS- Effects of the Recapitalization on Unaffiliated Shareholders,” “SPECIAL FACTORS — Fairness of the Recapitalization,” and “FEDERAL INCOME TAX CONSEQUENCES OF THE RECAPITALIZATION” is incorporated herein by reference.

Item 8. Fairness of the Transaction

(a)	Fairness. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET” and “SPECIAL FACTORS — Fairness of the Recapitalization” is incorporated herein by reference.

(b)	Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” and “SPECIAL FACTORS — Fairness of the Recapitalization” is incorporated herein by reference.

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS — Fairness of the Recapitalization,” and “DESCRIPTION OF THE RECAPITALIZATION — Vote Required” is incorporated herein by reference.

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Fairness of the Recapitalization” is incorporated herein by reference.

(e)	Approval of Directors. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS — Fairness of the Recapitalization” and “DESCRIPTION OF THE RECAPITALIZATION — Recommendation of the Board of Directors” is incorporated herein by reference.

(f)	Other Offers. Not Applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Fairness of the Recapitalization” is incorporated herein by reference.

(b)	Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

(c)	Availability of Documents. Not applicable.

Item 10. Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the Proxy Statement under the caption “DESCRIPTION OF THE RECAPITALIZATION — Expenses and Source of Funds” is incorporated herein by reference.

(b)	Conditions. None.

(c)	Expenses. The information set forth in the Proxy Statement under the caption “DESCRIPTION OF THE RECAPITALIZATION — Expenses and Source of Funds” is incorporated herein by reference.

(d)	Borrowed Funds. Not applicable.

Item 11. Interests in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the Proxy Statement under the captions “VOTING SECURITIES AND BENEFICIAL OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS” and “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS” is incorporated herein by reference.

(b)	Securities Transactions. None.

Item 12. The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Approval of the Board of Directors” is incorporated herein by reference.

(e)	Recommendation of Others. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS — Approval of the Board of Directors” is incorporated herein by reference.

Item 13. Financial Statements

(a)	Financial Information. The information set forth in the Proxy Statement under the caption “FINANCIAL INFORMATION” is incorporated herein by reference.

(b)	Pro Forma Information. The information set forth in the Proxy Statement under the caption “FINANCIAL INFORMATION” is incorporated by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitations or Recommendations. None.

(b)	Employees and Corporate Assets. The information set forth on the first page of the Proxy Statement is incorporated herein by reference.

Item 15. Additional Information

(b)	Other Material Information. The information contained in the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

Item 16. Exhibits

(a)	Preliminary Proxy Statement relating to the Special Meeting of Shareholders filed with the Securities and Exchange Commission concurrently with this filing (incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed concurrently with this Schedule 13E-3, including all appendices).

(b)	None

(c)	None

(d)	None

(f)	None

(g)	None

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

CLARKSTON FINANCIAL CORPORATION By: /s/ J. Grant Smith —————————————— Name: J. Grant Smith Title: Chief Executive Officer

Dated: January 11, 2008

EXHIBIT INDEX

Exhibit No.	Description

(a)	Preliminary Proxy Statement, including all appendices thereto, filed with the Securities and Exchange Commission under cover of Schedule 14A contemporaneously with this Schedule 13E-3 (incorporated herein by reference)